Sub-Item 77Q1(b)
Text of Proposals Described in Sub-Item 77D
Research Core Portfolio (formerly named Fundamental Equity Portfolio) Enterprise Portfolio (formerly named Mid Cap Growth Portfolio)
Janus Portfolio (formerly named Large Cap Growth Portfolio)
33-63212, 811-7736


The February 13, 2009 supplement to the May 1, 2008 Janus Aspen Series Prospectuses, filed on Form 497, shows the following changes for Fundamental Equity Portfolio, Mid Cap Growth Portfolio, and Large Cap Growth Portfolio:

Effective May 1, 2009, the following changes will be implemented for Fundamental Equity Portfolio, Mid Cap Growth Portfolio, and Large Cap Growth Portfolio:

1. Fundamental Equity Portfolio will change its name to "Research Core Portfolio" and eliminate its policy to invest at least 80% of its net assets in equity securities selected for their growth potential. The Portfolio will continue to invest in eligible equity securities which include domestic and foreign common stocks, preferred stocks, securities convertible into common stocks or preferred stocks (such as convertible preferred stocks, bonds, and debentures), and other securities with equity characteristics (including the use of derivatives).

2. Mid Cap Growth Portfolio will change its name to "Enterprise Portfolio" and eliminate its policy to invest at least 80% of its net assets in equity securities of mid-sized companies. The Portfolio pursues its investment objective by investing primarily in common stocks selected for their growth potential, and normally invests at least 50% of its equity assets in medium-sized companies. Medium-sized companies are those whose market capitalization falls within the range of companies in the Russell Midcap(R) Growth Index.

3. Large Cap Growth Portfolio will change its name to "Janus Portfolio" and eliminate its policy to invest at least 80% of its net assets in common stocks of large-sized companies. The Portfolio pursues its investment objective by investing primarily in common stocks selected for their growth potential. Although the Portfolio may invest in companies of any size, it generally invests in larger, more established companies.

Investors in the Portfolios should consider this information in making a long-term investment decision.